Exhibit 3

(Translation)
To whom it may concern
February 20, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Changes in Members of the Board of Directors
     At the Extraordinary Meeting of Shareholders held February 18, 2008, six (6) new directors were elected subject to the following conditions: (i) receipt of the complete payment for the newly issued shares of the Company’s common stock through a third party allotment as approved at such Extraordinary Meeting of Shareholders within thirty (30) days from the date of such Extraordinary Meeting of Shareholders and (ii) that, immediately prior to the time such directors assume their office, the number of existing Company directors would be six (6) or fewer. The payment for the above-mentioned newly issued shares was completed today and the number of the Company’s directors had been reduced to six (6) or fewer, as a result of the resignation of five (5) directors. Therefore, the above conditions have been met, and the following newly appointed directors have assumed their offices. The Company hereby announces the above changes in the members of its Board of Directors, as described below.
1. New Directors

Assumed title	Name	Present office
Director (outside director)	Steven Schneider	TPG Managing Director (Ex-President & CEO of GE Asia Pacific)
Director (outside director)	Jun Tsusaka	TPG Managing Director (Formerly with Goldman Sachs & Co)
Director (outside director)	Masayuki Yasuoka	TPG Managing Director (Ex-Managing Director of The Industrial Bank of Japan, Ltd.)
Director (outside director)	Akio Ishida	TPG Vice-chairman in Japan (Ex-Vice-Chairman of Merrill Lynch Japan Securities Co., Ltd.)
Director (outside director)	Nobuhiko Ito	TPG Senior Advisor (Ex-President of General Electric Japan, Ltd.)
Director (outside director)	Daniel Carroll	TPG Managing Partner (Ex-Managing Director of H&Q Asia Pacific)
Each of the above directors is eligible to be an outside directors set forth defined in subsection 15 of Article 2 of the Company Law.

2. Changes in Directors

New title	Name	Former title
Special Advisor	Hideo Sakioka	Director & Advisor
Executive Officer (Deputy Head of Investment Banking, Sales & Marketing)	Keishi Ishigaki	Director & Executive Officer (Deputy Head of Investment Banking, Sales & Marketing)
Executive Officer (Deputy Head of Strategy & Operations Control, General Manager of Strategy Planning Dept. and General Affairs Dept.)	Akira Imaki	Director & Executive Officer (Deputy Head of Strategy & Operations Control, General Manager of Strategy Planning Dept. and General Affairs Dept.)
Executive Officer (Head of Risk Management)	Hidetoshi Sawamura	Director & Executive Officer (Head of Risk Management)
Advisor	Hidenori Nakagawa	Director (outside director)
Mr. Hidenori Nakagawa will continue in his office as the chairman of the Compliance Committee composed of outside knowledgeable persons, which is a consultative body to the Company’s Board of Directors.